
WEAVER TIDWELL CAPITAL, LLC
Statement of Cash Flows
For the Year Ended May 31, 2016


Cash flows from operating activities

Net income	$	140,100
Adjustments to reconcile net income to net		
cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Receivables from clearing and other broker-dealers		(432)
Receivable from related party		754
Other assets		1,575
Payable to related parties		4,155
Net cash provided (used) by operating activities		146,152

Cash flows from investing activities --

Cash flows from financing activities

Capital distributions	(150,000)
Net cash provided (used) by financing activities	(150,000)

Net decrease in cash and cash equivalents		(3,848)
Beginning cash and cash equivalents		205,145
Ending cash and cash equivalents	$	201,297


The accompanying notes are an integral part of these financial statements.
